UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-34244

HUDBAY MINERALS INC.
(Translation of registrant’s name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]                    Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________________________

EXPLANATORY NOTE

On March 30, 2023, Hudbay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (1) News Release (2) Form 52-109F1 Certification of Annual Filings Full Certificate - CEO, (3) Form 52-109F1 Certification of Annual Filings Full Certificate - CFO, (4) Amendment No. 1 to Canadian Credit Agreement, (5) Amendment No. 2 to Canadian Credit Agreement, (6) Amendment No. 1 to Peru Credit Agreement, (7) Amendment No. 2 to Peru Credit Agreement.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

  Exhibit 99.1 — News Release dated March 30, 2023

  Exhibit 99.2 — Form 52-109F1 Certification of Annual Filings Full Certificate - CEO

  Exhibit 99.3 — Form 52-109F1 Certification of Annual Filings Full Certificate - CFO

  Exhibit 99.4 — Amendment No. 1 to Canadian Credit Agreement

  Exhibit 99.5 — Amendment No. 2 to Canadian Credit Agreement

  Exhibit 99.6 — Amendment No. 1 to Peru Credit Agreement

  Exhibit 99.7 — Amendment No. 2 to Peru Credit Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Senior Vice President, Legal and Organizational Effectiveness

Date: March 31, 2023

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	News Release dated March 30, 2023
99.2	Form 52-109F1 Certification of Annual Filings Full Certificate - CEO
99.3	Form 52-109F1 Certification of Annual Filings Full Certificate - CFO
99.4	Amendment No. 1 to Canadian Credit Agreement
99.5	Amendment No. 2 to Canadian Credit Agreement
99.6	Amendment No. 1 to Peru Credit Agreement
99.7	Amendment No. 2 to Peru Credit Agreement